Exhibit (d)(7)

Letter Agreement

To:         RiverNorth Capital Management, LLC                                                                               January ___, 2023

360 S. Rosemary Ave

Suite 1420

West Palm Beach, FL 33401

Dear Board Members:

You have engaged us to act as the sole investment adviser to the RiverNorth/DoubleLine Strategic Income Fund (the “Fund”) pursuant to a management agreement dated as of December 28, 2010.

We hereby contractually agree to waive fees and/or reimburse the Fund for certain expenses it incurs in an amount equal to the sum of any acquired fund fees and expenses, if any, incurred by the Fund that are attributable to the Fund’s investment in acquired funds managed by RiverNorth Capital Management, LLC (the “Adviser”) or an investment adviser controlling, controlled by, or under common control with the Adviser.

This agreement shall become effective as of the first date written above. This agreement shall continue automatically for successive annual periods unless terminated by the Fund’s Board of Trustees on 60 days’ written notice to the Adviser.

Very truly yours,
RiverNorth Capital Management, LLC

Patrick W. Galley
Chief Executive Officer

The foregoing agreement is hereby accepted.
RiverNorth Funds

Marcus L. Collins
Secretary and Chief Compliance Officer